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                                                                    EXHIBIT 99.1



                    [Letterhead of Banner Aerospace, Inc.]


                                         May 11, 1998



Dear Stockholder:

        As you are by now aware, The Fairchild Corporation, a Delaware corporation ("Fairchild") has made an offer (the "Exchange Offer") to exchange, for each properly tendered share (the "Shares") of common stock, par value $1.00 per share of Banner Aerospace, Inc., a Delaware corporation (the "Company"), a number of shares of Fairchild's Class A common stock, par value $0.10 per share, equal to the quotient of $12.50 divided by $20.675, up to a maximum of 4,000,000 Shares. Enclosed is a copy of the Company's Statement on Schedule 14D-9 which was filed with the Securities and Exchange Commission and sets forth the Company's response to the Exchange Offer.

        Fairchild currently beneficially owns approximately 66% of the outstanding Common Stock of the Company and three of the nine directors of the Company are affiliated with Fairchild. In addition, the Company is a party to certain agreements with Fairchild relating to the operations of the Company described in the enclosed Schedule 14D-9. Due to the affiliation between Fairchild and the Company, among other things, the Company and its Board of Directors is subject to certain conflicts of interest with respect to the Exchange Offer.

        As a result of the existing and potential conflicts of interest, which conflicts of interest are more fully described in the enclosed Schedule 14D-9, neither the Company nor the Board of Directors expresses any opinion or makes any recommendation as to whether stockholders should tender their Common Stock in response to the Exchange Offer.

        Stockholders are advised to carefully read the enclosed Schedule 14D-9 and consult with their own legal counsel and financial advisors.


                                                BANNER AEROSPACE, INC.